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                             November 11, 2021

       Daniel Chin
       General Counsel
       Arrival
       1, rue Peternelchen
       L-2370 Howald,
       Grand Duchy of Luxembourg

                                                        Re: Arrival
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted November
5, 2021
                                                            CIK No. 0001835059

       Dear Mr. Chin:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Bradley
Ecker at (202)-551-4985 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Manufacturing